February 23, 2026

Fraser Atkinson
Chief Executive Officer
GREENPOWER MOTOR Co INC.
#240 - 209 Carrall Street
Vancouver, British Columbia V6B 2J2, Canada

       Re: GREENPOWER MOTOR Co INC.
           Registration Statement on Form F-1
           Filed on February 19, 2026
           File No. 333-293565
Dear Fraser Atkinson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Bradley Ecker at 202-551-4985 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing